Exhibit 99.2

NICE Workforce Management Transforms Operations for Alteram Solutions

 Alteram transitions from manual processes with NICE WFM to improve agent scheduling and call volume forecasting

Hoboken, N.J., March 07, 2023 – NICE (Nasdaq: NICE) today announced that Alteram Solutions, a BPO information and communication technology services provider in South Africa, has found great success utilizing NICE’s Workforce Management solutions with expert guidance to improve agent capacity, forecasting, and scheduling. By having the capability to better prepare agents and with accurate staffing, Alteram was able to greatly improve operations and prepare for future growth.

Alteram previously relied on a heavily manual process for agent scheduling and call volume forecasting that was time-consuming, imprecise, and not scalable. Alteram reported that this led to low occupancy of staff during peak times and a high abandonment rate from customers.

Alteram leveraged NICE’s unique Value Realization Services (VRS) to take global best practices and benchmarks in their implementation of NICE WFM and as a result has seen tremendous improvements. Alteram reported that abandonment rates have decreased by 84%, occupancy has improved by 82%, and boasts a 74% increase in forecast accuracy. These successes have Alteram planning to expand its WFM suite to further improve business operations, employee satisfaction and productivity, and the overall customer experience.

Musa Motautona, Head of Workforce Management, Alteram, said, “When we started this project, I believed we didn’t have time for change management, ‘soft and fluffy,’ I called it. But VRS’ continuous reinforcement and focus on user enablement eliminated the resistance to change we’ve experienced before and sped adoption. It was a secret ingredient to our deployment success and became a point of pride and celebration for us.”

Darren Rushworth, President, NICE International, said, “The successes shown at Alteram highlight the benefits of AI and forecast management. Data provided the blueprint of where adjustments needed to be made, and WFM delivered. We are pleased to continue to support Alteram as they continue to grow and streamline their BPO practice.”

About Alteram Solutions
Alteram Solutions is a dynamic black-owned and managed ICT (Information and Communication Technology) services and solutions provider. They provide customers with custom-designed and integrated technology services and also operate as a BPO. Alteram offers businesses the ability to improve customer service and align business processes through back-end system integration, contact center management, and other customer service initiatives. www.alteram.co.za

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.